Exhibit 99.2

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

AMENDED AND RESTATED

SEADRILL LIMITED

2022 MANAGEMENT INCENTIVE PLAN

1. Purpose. This Amended and Restated Seadrill Limited 2022 Management Incentive Plan (the “Plan”) is designed to align the interests of eligible participants with those of the Company’s shareholders by providing long-term incentive compensation opportunities tied to the performance of the Company and its Shares. The Plan is intended to assist the Company and its Subsidiaries with attracting, retaining and motivating key personnel by rewarding them for the overall success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards under the Plan and thereby providing such persons with proprietary interest in the growth and performance of the Company and its Subsidiaries.

2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

a. “Award” means the grant of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award, or Other Stock-Based Award, any of which may be structured as a Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions and limitations as the Committee may establish in accordance with the objectives of the Plan.

b. “Award Agreement” means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Award. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made available but not executed. Any Participant who is granted an Award and who does not affirmatively, and in writing delivered to the Committee (or its applicable delegate), reject the applicable Award and Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

c. “Board” means the Board of Directors of the Company.

d. “Cause” as a reason for a Participant’s termination of employment or service shall, unless otherwise agreed to in writing between the Participant and the Company or a Subsidiary of the Company, have the meaning assigned such term or an analogous term in the employment, severance or similar agreement, if any, between the Participant and the Company or a Subsidiary of the Company. If the Participant is not a party to an employment, severance or similar agreement with the Company or a Subsidiary of the Company in which such term is defined, then unless otherwise defined in the applicable Award Agreement, “Cause” means the Participant’s: (i) serious or repeated breach of an Award Agreement or other material agreement with the Company or Subsidiary of the Company, (ii) failure to comply with any reasonable and lawful order or direction given to the Participant by the Board, Committee, or the Participant’s supervisor, as applicable, (iii) commission of any gross misconduct or conduct (whether in connection with Participant’s employment with the Company or not) which in the reasonable opinion of the Board, Committee, or the Participant’s supervisor, as applicable, is or could reasonably be expected to be materially harmful to the Company, (iv) conviction of any criminal offense (other than a traffic offense for which the Participant is not sentenced to any term of imprisonment, whether immediate or suspended), (v) commission of any act of fraud or dishonesty or corrupt practice relating to the Company, any of its or their employees, customers or otherwise or a breach of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, as such laws, rules and regulations may be amended from time to time, or (vi) breach of any legislation or regulation in force which may affect or relate to the business or securities of the Company or any Group Company.

Page | 1

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

e. “Change in Control” means the occurrence of any of the following events:

i. the acquisition by a Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (A) the then issued and outstanding registered Shares of the Company (the “Outstanding Shares”) or (B) the combined voting power of the then issued and outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that for purposes of this paragraph (i) the following acquisitions shall not constitute a Change in Control: (w) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege), (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company, or (z) any acquisition by any company pursuant to a reorganization, merger, amalgamation or consolidation, if, following such reorganization, merger, amalgamation or consolidation, the conditions described in clauses (A), (B) and (C) of sub-section (iii) of this definition are satisfied;

ii. individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute a majority of such Board; provided, however, that any individual becoming a director of the Company subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of a majority of the directors of the Company then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

iii. consummation of a reorganization, merger, amalgamation or consolidation of the Company, with or without approval by the shareholders of the Company, in each case, unless, following such reorganization, merger, amalgamation or consolidation, (A) more than 50% of, respectively, the then outstanding shares of common stock (or equivalent security) of the company resulting from such reorganization, merger, amalgamation or consolidation and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such reorganization, merger, amalgamation or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, amalgamation or consolidation, of the Outstanding Shares and Outstanding Voting Securities, as the case may be, (B) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such company resulting from such reorganization, merger, amalgamation or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger, amalgamation or consolidation, directly or indirectly, 25% or more of the Outstanding Shares or Outstanding Voting Securities, as the case may be) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock (or equivalent security) of the company resulting from such reorganization, merger, amalgamation or consolidation or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (C) a majority of the members of the board of directors of the company resulting

Page | 2

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

from such reorganization, merger, amalgamation or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger, amalgamation or consolidation;

iv. consummation of a sale or other disposition of all or substantially all the assets of the Company, with or without approval by the shareholders of the Company, other than to a company, with respect to which following such sale or other disposition, (A) more than 50% of, respectively, the then outstanding shares of common stock (or equivalent security) of such company and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all the individuals and entities who were the beneficial owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Shares and Outstanding Voting Securities, as the case may be, (B) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such company, and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 25% or more of the Outstanding Shares or Outstanding Voting Securities, as the case may be) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock (or equivalent security) of such company or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (C) a majority of the members of the board of directors of such company were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company; or

v. approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

f. “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

g. “Committee” means (i) the Nomination & Remuneration Committee of the Board, and any successor committee thereto, (ii) such other committee of the Board as may be designated by the Board to administer the Plan in whole or in part including any subcommittee of the Board as designated by the Board, or (iii) the Board, as determined by the Board.

h. “Company” means Seadrill Limited (registration no. 202100496), an exempted company incorporated and existing under the laws of Bermuda.

i. “Consultant” means an individual providing services to the Company or any of its Subsidiaries, other than an Employee or Non-Employee Director.

j. “Disability” means (i) any physical or mental condition that would qualify a Participant for a disability benefit under any long-term disability plan maintained by the Company (or by the Subsidiary of the Company by which he is employed) or (ii) such other condition as may be determined in the sole discretion of the Committee to constitute Disability. Notwithstanding the foregoing, if an Award is subject to Section 409A of the Code, the definition of Disability shall conform to the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i) to the extent necessary to avoid the imposition of any tax by such Section 409A of the Code.

Page | 3

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

k. “Dividend Equivalents” means, in the case of an Award comprising Restricted Stock Units, a Performance Award settled in Shares or Other Stock-Based Award, an amount equal to all dividends and other distributions (or the economic equivalent thereof (excluding, unless the Committee determines otherwise special dividends)) that are payable to shareholders of record in respect of the relevant record dates that occur during the period of which the Restricted Stock Units may be forfeited to the Company, on a like number of Shares that are subject to the Award.

l. “Effective Date” means August 6, 2022, the date the Plan was originally approved by the Board.

m. “Employee” means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee following the date of agreement.

n. “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time.

o. “Fair Market Value” of a Share as of a particular date shall mean (1) the closing sale price reported for such share on the national securities exchange, national market system or other regulated exchange on which such share is traded on such date (or, if there were no trades on such date, on the most recently preceding day on which there was a sale), or (2) if the Shares are not then listed on a national securities exchange, national market system or other regulated exchange, the value of such shares is not otherwise determinable, or if there is insufficient trading volume in such shares on such trading day, such value as determined by the Committee in good faith in its sole discretion; provided in the case of (1) or (2) the value shall not be less than the par value of a Share.

p. “Incentive Stock Option” means an Option that is designated as such in the applicable Award Agreement and intended to comply with the requirements set forth in Section 422 of the Code.

q. “Non-Employee Director” means an individual serving as a member of the Board who is not an Employee, Consultant or officer of the Company or any of its Subsidiaries (i.e., an individual elected or appointed to serve as a director of the Company by the Board or in such other manner as may be prescribed in the bye-laws of the Company).

r. “Non-qualified Stock Option” means an Option that is not intended to comply with the requirements set forth in Section 422 of the Code, including any Option that is not specifically designated as an Incentive Stock Option.

s. “Option” means a right to purchase a specified number of Shares from the Company pursuant to Section 6 of the Plan.

t. “Other Stock-Based Award” means any right granted pursuant to Section 11 of the Plan.

u. “Participant” means an individual to whom an Award is made under the Plan.

v. “Performance Award” means any right granted pursuant to Section 10 of the Plan.

w. “Performance Goal” means one or more standards established by the Committee pursuant to Section 10 of the Plan to determine in whole or in part whether a Performance Award shall be earned.

Page | 4

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

x. “Performance Period” means one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to the payment of a Performance Award.

y. “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company and its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company.

z. “Restatement Effective Date” means the date the Plan, as amended and restated, is approved by the shareholders of the Company.

aa. “Restricted Stock” means any Share granted pursuant to Section 8 of the Plan.

bb. “Restricted Stock Unit” or “RSU” means any unit granted pursuant to Section 9 of the Plan that provides for the allotment and issuance, transfer, or delivery of one Share or equivalent value in cash upon the satisfaction of the terms, conditions, and restricted applicable to such Restricted Stock Unit.

cc. “Securities Act” means the United States Securities Act of 1933, as amended.

dd. “Shares” means the fully diluted common shares of the Company, $0.01 par value, or such other securities of the Company (i) into which such common shares shall be changed by reason of a recapitalization, merger, amalgamation, consolidation, division, sub-division, split-up, combination, exchange of shares or other similar transaction or (ii) as may be determined by the Committee pursuant to Section 4.b of the Plan.

ee. “Stock Appreciation Right” or “SAR” means a right to receive a payment, in cash or by allotment and issuance, transfer, or delivery of Shares, equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over a specified exercise price, granted pursuant to Section 7 of the Plan.

ff. “Subsidiary” means any “subsidiary” within the meaning of Rule 405 under the Securities Act.

gg. “Substitute Awards” has the meaning set forth in Section 4.a of the Plan.

3. Administration.

a. Authority of the Committee. The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) grant Awards and issue any Shares or other securities or other Awards or property pursuant to an Award; (vii) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an

Page | 5

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

Award shall be deferred either automatically or at the election of the holder thereof or of the Committee (in each case consistent with Section 409A of the Code); (viii) interpret, administer or reconcile any inconsistency, correct any defect, resolve ambiguities and/or supply any omission in the Plan, any Award Agreement, and any other instrument or agreement relating to, or Award made under, the Plan; (ix) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (x) establish and administer Performance Goals and certify or determine whether, and to what extent, they have been attained; (xi) adopt and approve any supplements to or amendments, restatements or alternative versions of the Plan (including, without limitation, sub-plans) in accordance with Section 14 of the Plan; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

b. Indemnity. No member of the Board or the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Section 3.c below shall be liable for anything done or omitted to be done by him or her, by any member of the Board or the Committee or by any officer of the Company in connection with the performance of any duties under the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company from any claim, loss, damage or expense (including counsel fees) with respect to any such action or determination, except for his or her own willful misconduct or as expressly provided by statute.

c. Delegation. The Committee may delegate to one or more officers of the Company (or, in the case of awards of Shares, the Board may delegate to a committee made up of one or more directors) the authority to grant Awards to Participants who are not executive officers or directors of the Company subject to Section 16 of the Exchange Act.

4. Shares Available for Awards.

a. Available Shares. Subject to adjustment as provided in Section 4.b below, the aggregate number of Shares with respect to which Awards may be granted from time to time under the Plan shall in the aggregate not exceed 2,910,053; provided, that, subject to adjustment as provided for in Section 4.b below, all of such Shares may be granted as Incentive Stock Options. Shares available under the Plan may be newly issued Shares, Shares repurchased by the Company or Shares acquired and held in treasury by the Company or a Subsidiary of the Company.

If any Shares subject to an Award are forfeited, acquired for cancellation, cancelled, or exchanged or if an Award terminates or expires without a distribution of Shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, acquisition for cancellation, cancellation, exchange, termination or expiration, again be available for Awards under the Plan. For the avoidance of doubt, if two Awards are granted together in tandem, the Shares underlying any portion of the tandem Award which is not exercised or not otherwise settled in Shares will again be available for Awards under the Plan. Upon payment in cash of the benefit provided by any Award granted under this Plan, any Shares that were covered by that Award will again be available for Awards under the Plan. If, under this Plan, a Participant has elected to give up the right to receive cash compensation in exchange for Shares based on Fair Market Value, such Shares will not count against the aggregate limit described above. Notwithstanding the foregoing, any Shares which (i) are tendered to or withheld or acquired by the Company to satisfy payment or applicable tax withholding requirements in connection with the vesting or delivery of an Award, (ii) are withheld or acquired by the Company upon exercise of an Option pursuant to a “net exercise” arrangement, or (iii) underlie a Stock Appreciation Right that is settled in Shares, shall not again be available for Awards under the Plan. In addition, Shares that are purchased or acquired by the Company in the open market pursuant to any repurchase plan or program, whether using Option proceeds

Page | 6

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

or otherwise, shall not be made available for grants of Awards under the Plan, nor shall such number of purchased shares be added to the limit described in above in this Section 4.a. Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Shares underlying any Substitute Awards shall not be counted against the aggregate number of Shares available for Awards under the Plan.

b. Adjustments. Notwithstanding any provisions of the Plan to the contrary, in the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, division, sub-division, split-up, spin-off, combination, repurchase, reacquisition or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall equitably adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, including any appropriate adjustments to the individual limitations applicable to Awards set forth in Section 4.a above; provided, however, that any adjustment to such individual limitations will be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail to so qualify, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award, which, in the case of Options and Stock Appreciation Rights shall equal the excess, if any, of the Fair Market Value of the Share subject to each such Option or Stock Appreciation Right over the per Share exercise price or grant price of such Option or Stock Appreciation Right.

c. Director Limits. Notwithstanding any plan or program of the Company or any Subsidiary of the Company to the contrary, the maximum grant date value of Awards granted to any single Non-Employee Director in any single fiscal year, determined based on the Fair Market Value of each Award as of the grant date thereof, shall not exceed $750,000 (the “Non-Employee Director Compensation Limit”).

d. Minimum Purchase Price. Notwithstanding any provision in the Plan to the contrary, any authorized but previously unissued Shares issued under the Plan shall not be issued for consideration that is less than their aggregate par value.

5. Eligibility. Any Employee, Consultant or Non-Employee Director shall be eligible to be selected as a Participant and receive any Award as determined by the Committee. Any Non-Employee Director shall be eligible to be selected as a Participant to receive Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, so long as any such Award is not subject to performance-based vesting conditions.

6. Stock Options.

a. Grant of Options. Subject to the terms of the Plan, the Committee shall have sole authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option, the exercise price thereof and the conditions and limitations applicable to the exercise of the Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall

Page | 7

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. All Options when granted under the Plan are intended to be Non-Qualified Stock Options, unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. If an Option is intended to be an Incentive Stock Option, and if for any reason such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan’s requirements relating to Non-Qualified Stock Options. No Option shall be exercisable more than ten years from the date of grant.

b. Exercise Price. The Committee shall establish the exercise price at the time each Option is granted, which exercise price shall be set forth in the applicable Award Agreement and which exercise price (except with respect to Substitute Awards) shall not be less than the Fair Market Value per Share on the date of grant and, provided that the exercise price per share shall not be less than the par value per share.

c. Exercise. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement. The applicable Award Agreement shall specify the period or periods of continuous service by the Participant that is necessary before the Option or installments thereof will become exercisable. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

d. Payment of Exercise Price. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate exercise price therefor is received by the Company. Such payment may be made (A) in cash, or its equivalent, or (B) subject to the Company’s consent, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months), or (C) subject to such rules as may be established by the Committee and applicable law, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or (D) subject to any conditions or limitations established by the Committee, the Company’s withholding or Shares or reacquisition of Shares otherwise issuable upon exercise of an Option pursuant to a “net exercise” arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, any Shares so withheld or reacquired by the Company will be cancelled and not be treated as issued and acquired as treasury shares by the Company upon such exercise), or (E) by a combination of the foregoing, or (F) by such other methods as may be approved by the Committee, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company or withheld as of the date of such tender or withholding is at least equal to such aggregate exercise price.

Wherever in this Plan or any Award Agreement a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

Page | 8

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

7. Stock Appreciation Rights.

a. Grant of SARs. Subject to the provisions of the Plan, the Committee shall have sole authority to determine the Participants to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right Award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either before, at the same time as the Award or at a later time. No Stock Appreciation Right shall be exercisable more than ten years from the date of grant.

b. Exercise and Payment. A Stock Appreciation Right shall entitle the Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right over the grant price thereof (which grant price (except with respect to Substitute Awards) shall not be less than the Fair Market Value on the date of grant or less than the par value per share). The Committee shall determine in its sole discretion whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares.

c. Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at the grant of a Stock Appreciation Right, the term, methods of exercise, methods and form of settlement, and any other terms and conditions of any Stock Appreciation Right. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

8. Restricted Stock.

a. Grant of Restricted Stock. Subject to the provisions of the Plan, the Committee shall have sole authority to determine the Participants to whom Shares of Restricted Stock shall be granted, the number of Shares of Restricted Stock to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which the Restricted Stock may be forfeited to or acquired for no further consideration by the Company, and the other terms and conditions of such Awards.

b. Transfer Restrictions. Shares of Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable Award Agreements. Unless otherwise directed by the Committee, (i) any certificates issued in respect of Shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power or share transfer form endorsed in blank, with the Company, or (ii) Shares of Restricted Stock shall be held at the Company’s transfer agent in book entry form with appropriate restrictions relating to the transfer of such Shares of Restricted Stock. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall, as applicable, either deliver such certificates to the Participant or the Participant’s legal representative or the transfer agent shall remove the restrictions relating to the transfer of such Shares.

9. Restricted Stock Units.

a. Grant of RSUs. Subject to the provisions of the Plan, the Committee shall have sole authority to determine the Participants to whom Restricted Stock Units shall be granted, the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Stock Units may be forfeited to or acquired for no further consideration or cancelled (as applicable) by the Company, and the other terms and conditions of such Awards.

Page | 9

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

b. Transfer Restrictions. Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered.

c. Settlement of RSUs. Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a Share. Restricted Stock Units shall be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Committee, upon or after the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement.

10. Performance Awards.

a. Grant of Performance Awards. The Committee shall have sole authority to determine the Participants who shall receive a “Performance Award”, which shall consist of a right which is (i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such Performance Goals during such Performance Periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

b. Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the Performance Goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award.

c. Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period as set forth in the Award Agreement on the date of grant.

11. Other Stock-Based Awards. The Committee shall have authority to grant to Participants an “Other Stock-Based Award”, which shall consist of any right which is (i) not an Award described in Sections 6 through 10 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 and applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award, including the price, if any, at which securities may be purchased pursuant to any Other Stock-Based Award granted under this Plan, provided such price is not less than the aggregate par value of the Shares.

12. Minimum Vesting. Awards granted under the Plan on or following the Restatement Effective Date shall vest no earlier than the one (1) year anniversary of the Award’s date of grant, except that (i) the Committee, in its sole discretion, may provide for the accelerated vesting by reason of the Participant’s death or Disability, or upon a Change in Control, (ii) Awards that result in the issuance of an aggregate of up to 5% of the Shares reserved for issuance under Section 4.a may be granted to Participants, or outstanding Awards modified, without regard to such minimum vesting, exercisability and distribution provisions, and (iii) annual Awards granted to Non-Employee Directors may provide for scheduled vesting to occur on the earlier of the one year anniversary of the date of grant or the next annual meeting of shareholders (but not less than 50 weeks from the date of grant).

Page | 10

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

13. Dividends and Dividend Equivalents. Rights to (i) dividends or other distributions may be extended to and made part of any Restricted Stock Award and (ii) Dividend Equivalents may be extended to and made part of any Restricted Stock Unit Award, Performance Award settled in Shares or Other Stock-Based Award, subject in each case to such terms, conditions and restrictions as the Committee may establish as set forth in the Award Agreement thereto; provided, however, that such dividends and Dividend Equivalents shall be payable at the same time, and shall be subject to the same conditions, that are applicable to the underlying Award. Accordingly, the right to receive such dividends and Dividend Equivalent payments shall be forfeited or cancelled to the extent that the underlying Restricted Stock, RSUs, Performance Award or Other Stock-Based Award does not vest, is forfeited, acquired or is otherwise cancelled pursuant to such Award. Notwithstanding any provision herein to the contrary, dividends and/or Dividend Equivalents shall not be made part of any Options or SARs.

14. Amendment and Termination.

a. Amendments to the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that if an amendment to the Plan (i) would materially increase the benefits accruing to Participants under the Plan, (ii) would materially increase the number of securities which may be issued under the Plan, (iii) would materially modify the requirements for participation in the Plan, (iv) would increase the Non-Employee Director Compensation Limit, or (v) must otherwise be approved by the shareholders of the Company in order to comply with applicable law or the rules of the applicable nationally recognized exchange, or, if the Shares are not traded on the applicable nationally recognized exchange, the principal national securities exchange upon which the Shares are traded or quoted, such amendment will be subject to shareholder approval and will not be effective unless and until such approval has been obtained; and provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would impair the rights of any Participant or any holder or beneficiary of any Award previously granted shall not be effective as to such Participant without the written consent of the affected Participant, holder or beneficiary.

b. Amendments to Awards. The Committee may amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted; provided that any such amendment, alteration, suspension, discontinuance, cancellation, or termination that would impair the rights of any Participant or any holder or beneficiary of any Award previously granted shall not be effective as to such Participant without the written consent of the affected Participant, holder or beneficiary.

c. Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee is hereby authorized to make equitable adjustments in the terms and conditions of, and the criteria included in, all outstanding Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.b hereof) affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary of the Company, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

d. Repricing. Except in connection with a corporate transaction or event described in Section 4.b hereof, the terms of outstanding Awards may not be amended to reduce the exercise price of Options or the grant price of Stock Appreciation Rights, or cancel Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price or grant price, as applicable, that is less than the exercise price of the original Options or grant price of the original Stock Appreciation Rights, as applicable, without shareholder approval. This Section 13(d) is intended to prohibit the repricing of “underwater” Options and Stock Appreciation Rights and will not be construed to prohibit the adjustments provided for in Section 4.b hereof.

Page | 11

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

15. Change in Control. Upon a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, shall effect one or more of the following alternatives, which may vary among individual Participants and which may vary among Awards held by any individual Participant: (i) provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property, shares or securities as the Committee determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Section 424(a) of the Code applies, (ii) provide for acceleration of the vesting and exercisability of, or lapse of restrictions, in whole or in part, with respect to, the Award and, if the transaction is a cash merger or amalgamation, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (iii) cancel any such Awards and to deliver to the Participants cash in an amount that the Committee shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or Stock Appreciation Rights shall be the excess of the fair market value of Shares on such date over the Exercise Price of such Award (it being understood that, in such event, any Option or Stock Appreciation Right have a per share exercise price equal to, or in excess of, the fair market value of a Share subject thereto may be cancelled and terminated without payment or consideration therefore).

Notwithstanding anything in this Plan or any Award Agreement to the contrary, for Awards granted to Participants who are subject to US taxes, to the extent any provision of this Plan or an Award Agreement would cause a payment of deferred compensation that is subject to Section 409A of the Code to be made upon the occurrence of (i) a Change in Control, then such payment shall not be made unless such Change in Control also constitutes a “change in ownership”, “change in effective control” or “change in ownership of a substantial portion of the Company’s assets” within the meaning of Section 409A of the Code or (ii) a termination of employment or service, then such payment shall not be made unless such termination of employment or service also constitutes a “separation from service” within the meaning of Section 409A of the Code. Any payment that would have been made except for the application of the preceding sentence shall be made in accordance with the payment schedule that would have applied in the absence of a Change in Control or termination of employment or service but disregarding any future service or performance requirements. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto).

16. General Provisions.

a. Nature of Payments. Any and all grants of Awards and issuances of Shares pursuant to any Awards shall be in consideration for services performed for the Company and/or its Subsidiaries by the Participant and any Shares issued pursuant to this Plan shall be issued fully paid.

b. Nontransferability. Each Award, and each right under any Award, shall be exercisable only by the Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be sold, assigned, alienated, pledged, attached or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported sale, assignment, alienation, pledge, attachment, transfer or encumbrance shall be void and unenforceable against the Company or any Subsidiary of the Company; provided that the designation of a beneficiary shall not constitute a sale, assignment, alienation, pledge, attachment, transfer or encumbrance.

c. No Rights to Awards. The Plan is a discretionary benefit operated by the Company, and no Employee or other Participant participates as of right in the Plan. The grant of Awards does not imply a right to participate or to be considered for participation in a later grant. No Participant or other Person shall have any claim to be granted any Award, and there is no

Page | 12

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

d. Share Certificates. Shares or other securities of the Company or any Subsidiary of the Company delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission (or any successor thereto) and the staff thereof, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

e. Withholding. The Company shall have the right to require payment of applicable taxes, social security obligations and pension plan obligations (or similar charges) as a condition to settlement of any Award, and the Company or any Subsidiary of the Company shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes including any social security obligations in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan, and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The amount determined by the Committee to be due upon the grant or vesting of any Award, or at any other applicable time, shall be paid in full at the time of exercise in cash or, if permitted by the Committee in its discretion, by reducing the number of Shares otherwise deliverable with respect to the Award, or tendering or reacquiring Shares, valued at Fair Market Value on the date of exercise, or any combination of the foregoing methods, or otherwise entering into arrangements to pay the withholding amount in a form acceptable to the Company. The Committee may take or require such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes and other charges; provided, however, that to the extent a Participant forfeits or surrenders the right to require the Company to allot and issue, transfer, or deliver Shares, the number of such Shares must equal in Fair Market Value no more than the sum of (i) the amount of withholding due based on the withholding rate(s) applied by the Company, in its discretion, in accordance with the applicable withholding laws and regulations in effect at the time such withholding is required, if at all, and (ii) such other charges. If Shares subject to the Award are used as set forth above to satisfy tax or other charges, such shares shall be valued based on the Fair Market Value on the date as of which the amount of the tax or charges is determined. Other Shares tendered or reacquired to pay taxes or charges will be valued based on the Fair Market Value on the date received by the Company.

f. Detrimental Activity and Recapture. Awards hereunder shall be subject to cancellation or forfeiture of an Award or the forfeiture and repayment to the Company of any gain related to an Award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant during employment or other service with the Company or a Subsidiary of the Company, shall engage in activity detrimental to the Company, whether discovered before or after the employment or service period. In addition, notwithstanding anything in this Plan to the contrary, any Award Agreement may also provide for the cancellation or forfeiture of an Award or the forfeiture and repayment to the Company of any gain related to an Award, or other provision intended to have a similar effect, upon such terms and conditions as may be required by the Committee under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the SEC or any national securities exchange or national securities association on which the Shares may be traded, or pursuant to any policy implemented or adopted by the Company.

Page | 13

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

g. Award Agreements. Each Award hereunder that is not immediately vested and delivered as of its date of grant shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including but not limited to, the effect on such Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Committee.

h. No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary of the Company from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Stock, Shares and other types of Awards provided for hereunder (subject to shareholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

i. No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or in any consulting relationship to, or as a director on the Board or board of directors, as applicable, of, the Company or any Subsidiary of the Company. Further, the Company or a Subsidiary of the Company may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan, any Award Agreement or any applicable employment contract or agreement. A Participant waives all and any rights to compensation or damages for the termination of the Participant’s office or employment with the Company or a Subsidiary of the Company for any reason whatsoever (including unlawful termination of employment) insofar as those rights arise or may arise from the Participant ceasing to have rights under the Plan as a result of that termination or from the loss or diminution in value of such rights or entitlements.

j. No Rights as Shareholder. Subject to the provisions of the applicable Award Agreement and Section 13 hereof, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the applicable Award shall specify if and to what extent the Participant shall be entitled to the rights of a shareholder in respect of such Restricted Stock.

k. Rights of Third Parties. It is not intended that any of the terms of the Plan should be enforceable by any third party pursuant to the UK Contract (Rights of Third Parties) Act 1999.

l. Governing Law. Unless otherwise provided for in an applicable Award Agreement, the validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware, applied without giving effect to its conflict of laws principles.

m. Consent to Holding and Processing of Personal Data. By participating in the Plan, participants acknowledge the Company (or any Subsidiary of the Company) may hold, process and transfer (including outside the European Economic Area and the United Kingdom) or disclose any of their personal data (as that term is defined in the General Data Protection Regulation (EU) 2016/679 (GDPR) and Retained Regulation (EU) 2016/679 (UK GDPR)) for the administration of the Plan and its other business purposes. All use shall be in accordance with the terms of the Company’s privacy notice, data protection policy and/or employee handbook in force from time to time which are available from the Chief Compliance Officer at Seadrill Limited, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, U.K.

Page | 14

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

n. Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

o. Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or result in any liability under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws.

p. No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary of the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary of the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary of the Company.

q. Non-Uniform Determinations. The Committee’s determinations under the Plan and with respect to Awards granted under the Plan need not be uniform and may be made by it selectively among persons who receive, or who are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to (i) the persons to receive Awards under the Plan, (ii) the terms and provisions of Awards under the Plan, and (iii) the treatment of leaves of absence.

r. Successors and Assigns. The Plan and any Award Agreements shall be binding upon and inure to the benefit of the Company, its Subsidiaries and their successors and assigns.

s. Survival of Terms; Conflicts. The provisions of the Plan shall survive the termination of the Plan to the extent consistent with, or necessary to carry out, the purposes thereof. To the extent of any conflict between the Plan and any Award Agreement, the Plan shall control; provided, however, that any Award Agreement may impose greater restrictions or grant lesser rights than the Plan.

t. No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, acquired, terminated, or otherwise eliminated.

Page | 15

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

u. Deferrals. In the event the Committee permits a Participant to defer any Award payable in the form of cash, all such elective deferrals shall be accomplished by the delivery of a written, irrevocable election by the Participant on a form provided by the Company. All deferrals shall be made in accordance with administrative guidelines established by the Committee to ensure that such deferrals comply with all applicable requirements of Section 409A of the Code.

v. Usage and Headings. Words used in the Plan in the singular shall include the plural and in the plural the singular, and the gender of words used shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine, or neuter genders. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

17. Compliance with Section 409A of the Code.

a. To the extent applicable, it is intended that this Plan and any grants made hereunder comply with, or be exempt from, the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder shall be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of Treasury or the Internal Revenue Service. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant’s account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Subsidiaries shall have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

b. Neither a Participant nor any of a Participant’s creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A of Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant’s benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

c. Notwithstanding anything to the contrary in the Plan or any award agreement, to the extent that the Plan and/or Awards granted hereunder are subject to Section 409A of the Code, the Committee may, in its sole discretion and without a Participant’s prior consent, amend the Plan and/or Award, adopt policies and procedures, or take any other actions (including, without limitation, amendments, policies, procedures and actions with retroactive effect) as the Committee determines are necessary or appropriate to (i) exempt the Plan and/or any Award from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Award, or (iii) comply with the requirements of Section 409A of the Code, including, without limitation, any regulations or other guidance that may be issued after the date of the grant.

d. If, at the time of a Participant’s separation from service (within the meaning of Section 409A of the Code), (i) the Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a determination that an amount payable

Page | 16

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest, on the earlier of the first business day of the seventh month following separation from service or death.

18. Effective Date; Term of the Plan. The Plan, as amended and restated, is effective as of the Restatement Effective Date; provided, however, that, unless otherwise provided herein, any Awards granted hereunder prior to the Restatement Effective Date shall remain subject to the terms of the Plan as were in effect prior to the Restatement Effective Date. For the avoidance of doubt, this Plan shall not be considered an employee share scheme with respect to Awards granted hereunder that are settleable in cash. Even if shareholder approval of the Plan is not obtained, and unless the terms of the Awards provide otherwise, any Awards granted hereunder that are settleable in cash shall remain outstanding with the Plan remaining effective to the extent necessary to govern the administration of such Awards and to allow for future cash-settled Awards to be granted. For the avoidance of doubt, if shareholder approval is not obtained within 12 months from the date the Plan, as amended and restated, was approved by the Board, no Incentive Stock Options may be granted under the Plan. No grant will be made under this Plan more than ten years after the Restatement Effective Date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

Page | 17

ADOPTED BY THE BOARD 25 SEPTEMBER 2023

SEADRILL LIMITED

2022 MANAGEMENT INCENTIVE PLAN

UK SCHEDULE

The following provisions will apply to Awards granted under the Plan to any UK Participant:

19. Defined terms. Unless otherwise defined below, all other capitalized terms used in this Schedule shall be as defined under the Plan rules.

a. “Employer NICs” means secondary Class 1 National Insurance contributions.

b. “UK Participant” means any Participant who is a resident for tax purposes in the United Kingdom.

20. Participation limited to employees. Awards under this Schedule may be granted only to the bona fide employees or former employees of the Company and its group as defined for the purposes of the “employee share schemes” exemption under Article 60(2) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005/1529, and “Employee” shall be interpreted accordingly for the purposes of this Schedule.

21. Employer NICs. The Committee may require a Participant, as a condition of the grant, vesting or exercise of an Award, to enter into an agreement to bear the cost of or an election for the transfer of the liability for any Employer NICs which arise on the grant, vesting, exercise or otherwise in connection with an Award. For the avoidance of doubt, the reference in Paragraph 15(d) of the Plan to “social security obligations” shall include the amount of any such Employer NICs which the Participant has lawfully agreed to bear.

Page | 18